SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Constellation Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

210373106

(CUSIP Number)

June 19, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 210373106

1.	Name of Reporting Person The Column Group, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 2,584,957(1)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 2,584,957(1)
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,584,957(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 5.4%(2)
12.	Type of Reporting Person (See Instructions): PN

(1)

Consists of 2,554,850 shares of common stock, par value $0.0001 (“Common Stock”), of Constellation Pharmaceuticals, Inc. (the “Issuer”) and 30,107 shares of Common Stock issuable upon the exercise of warrants held by The Column Group, LP (“TCG LP”). TCG LP has sole voting and dispositive control over 2,584,957 shares of Common Stock, except that The Column Group GP, LP (“TCG GP”), the general partner of TCG LP, and David Goeddel (“Goeddel”) and Peter Svennilson (“Svennilson”), the managing partners of TCG GP, may be deemed to share dispositive and voting power over such stock.

(2)

The percentage set forth in row (11) is based on (i) 47,489,440 shares of Common Stock outstanding as of June 19, 2020, as disclosed in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on June 17, 2020, plus (ii) 30,107 shares of Common Stock underlying the warrants held by TCG LP.

CUSIP No. 210373106

1.	Name of Reporting Person The Column Group GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 2,584,957(3)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 2,584,957(3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,584,957(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 5.4%(4)
12.	Type of Reporting Person (See Instructions): PN

(3)	TCG GP is the general partner of TCG LP and shares voting and dispositive power over the shares of Common Stock held by TCG LP.
(4)

The percentage set forth in row (11) is based on (i) 47,489,440 shares of Common Stock outstanding as of June 19, 2020, as disclosed in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on June 17, 2020, plus (ii) 30,107 shares of Common Stock underlying the warrants held by TCG LP.

CUSIP No. 210373106

1.	Name of Reporting Person Ponoi Capital, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 1,880,623(5)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 1,880,623(5)
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,880,623(5)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 4.0%(6)
12.	Type of Reporting Person (See Instructions): PN

(5)

Ponoi Capital, LP (“Ponoi LP”) has sole voting and dispositive control over 1,880,623 shares of Common Stock, except that Ponoi Management, LLC (“Ponoi LLC”), the general partner of Ponoi LP, and Goeddel, Svennilson and Tim Kutzkey (“Kutzkey”), the managing partners of Ponoi LLC, may be deemed to share dispositive and voting power over such stock.

(6)

The percentage set forth in row (11) is based on 47,489,440 shares of Common Stock outstanding as of June 19, 2020, as disclosed in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on June 17, 2020.

CUSIP No. 210373106

1.	Name of Reporting Person Ponoi Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 1,880,623(7)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 1,880,623(7)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,880,623(7)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 4.0%(8)
12.	Type of Reporting Person (See Instructions): OO

(7)	Ponoi LLC is the general partner of Ponoi LP and shares voting and dispositive power over the shares of Common Stock held by Ponoi LP.
(8)

The percentage set forth in row (11) is based on 47,489,440 shares of Common Stock outstanding as of June 19, 2020, as disclosed in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on June 17, 2020.

CUSIP No. 210373106

1.	Name of Reporting Person Ponoi Capital II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 1,574,229(9)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 1,574,229(9)
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,574,229(9)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 3.3%(10)
12.	Type of Reporting Person (See Instructions): PN

(9)

Ponoi Capital II, LP (“Ponoi II LP”) has sole voting and dispositive control over 1,574,229 shares of Common Stock, except that Ponoi II Management, LLC (“Ponoi II LLC”), the general partner of Ponoi II LP, and Goeddel, Svennilson and Kutzkey, the managing partners of Ponoi II LLC, may be deemed to share dispositive and voting power over such stock.

(10)

The percentage set forth in row (11) is based on 47,489,440 shares of Common Stock outstanding as of June 19, 2020, as disclosed in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on June 17, 2020.

CUSIP No. 210373106

1.	Name of Reporting Person Ponoi II Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 1,574,229(11)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 1,574,229(11)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,574,229(11)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 3.3%(12)
12.	Type of Reporting Person (See Instructions): OO

(11)	Ponoi II LLC is the general partner of Ponoi II LP and shares voting and dispositive power over the shares of Common Stock held by Ponoi II LP.
(12)

The percentage set forth in row (11) is based on 47,489,440 shares of Common Stock outstanding as of June 19, 2020, as disclosed in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on June 17, 2020.

CUSIP No. 210373106

1.	Name of Reporting Person The Column Group III, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 19,571(13)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 19,571(13)
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,571(13)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 0.0%(14)
12.	Type of Reporting Person (See Instructions): PN

(13)

The Column Group III, LP (“TCG III LP”) has sole voting and dispositive control over 19,571 shares of Common Stock, except that The Column Group III GP, LP (“TCG III GP”), the general partner of TCG III LP, and Goeddel, Svennilson and Kutzkey, the managing partners of TCG III GP, may be deemed to share dispositive and voting power over such stock.

(14)

The percentage set forth in row (11) is based on 47,489,440 shares of Common Stock outstanding as of June 19, 2020, as disclosed in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on June 17, 2020.

CUSIP No. 210373106

1.	Name of Reporting Person The Column Group III-A, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 22,103(15)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 22,103(15)
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,103(15)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 0.0%(16)
12.	Type of Reporting Person (See Instructions): PN

(15)

The Column Group III-A, LP (“TCG III-A LP”) has sole voting and dispositive control over 22,103 shares of Common Stock, except that TCG III GP, the general partner of TCG III-A LP, and Goeddel, Svennilson and Kutzkey, the managing partners of TCG III GP, may be deemed to share dispositive and voting power over such stock.

(16)

The percentage set forth in row (11) is based on 47,489,440 shares of Common Stock outstanding as of June 19, 2020, as disclosed in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on June 17, 2020.

CUSIP No. 210373106

1.	Name of Reporting Person The Column Group III GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 41,674(17)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 41,674(17)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,674(17)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 0.1%(18)
12.	Type of Reporting Person (See Instructions): PN

(17)	TCG III GP is the general partner of TCG III LP and TCG III-A LP and shares voting and dispositive power over the shares of Common Stock held by TCG III LP and TCG III-A LP.
(18)

The percentage set forth in row (11) is based on 47,489,440 shares of Common Stock outstanding as of June 19, 2020, as disclosed in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on June 17, 2020.

CUSIP No. 210373106

1.	Name of Reporting Person Peter Svennilson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Sweden
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 6,081,483(19)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 6,081,483(19)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,081,483(19)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 12.8%(20)
12.	Type of Reporting Person (See Instructions): IN

(19)

Svennilson is a managing partner of TCG GP, Ponoi LLC, Ponoi II LLC and TCG III GP and may be deemed to share voting and dispositive control over the shares of Common Stock held by TCG LP, Ponoi LP, Ponoi II LP, TCG III LP and TCG III-A LP.

(20)

The percentage set forth in row (11) is based on (i) 47,489,440 shares of Common Stock outstanding as of June 19, 2020, as disclosed in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on June 17, 2020, plus (ii) for the portion of the percentage related to shares of Common Stock beneficially owned by TCG LP, 30,107 shares of Common Stock underlying the warrants held by TCG LP.

CUSIP No. 210373106

1.	Name of Reporting Person David V. Goeddel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 6,240,638(21)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 6,240,638(21)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,240,638(21)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 13.1%(22)
12.	Type of Reporting Person (See Instructions): IN

(21)

Goeddel is a managing partner of TCG GP, Ponoi LLC, Ponoi II LLC and TCG III GP and may be deemed to share voting and dispositive control over the shares of Common Stock held by TCG LP, Ponoi LP, Ponoi II LP, TCG III LP and TCG III-A LP. Also consists of 159,155 shares of Common Stock held directly by The David V. and Alena Z. Goeddel 2004 Trust, over which Goeddel may be deemed to share voting and dispositive control.

(22)

The percentage set forth in row (11) is based on (i) 47,489,440 shares of Common Stock outstanding as of June 19, 2020, as disclosed in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on June 17, 2020, plus (ii) for the portion of the percentage related to shares of Common Stock beneficially owned by TCG LP, 30,107 shares of Common Stock underlying the warrants held by TCG LP.

CUSIP No. 210373106

1.	Name of Reporting Person Tim Kutzkey
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 3,496,526(23)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 3,496,526(23)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,496,526(23)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 7.4%(24)
12.	Type of Reporting Person (See Instructions): IN

(23)

Kutzkey is a managing partner of Ponoi LLC, Ponoi II LLC and TCG III GP and may be deemed to share voting and dispositive control over the shares of Common Stock held by Ponoi LP, Ponoi II LP, TCG III LP and TCG III-A LP.

(24)

The percentage set forth in row (11) is based on 47,489,440 shares of Common Stock outstanding as of June 19, 2020, as disclosed in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on June 17, 2020.

Item 1(a)	Name of Issuer:

Constellation Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

215 First Street, Suite 200

Cambridge, Massachusetts 02142

Item 2(a).	Name of Person Filing:

This statement is filed by: (i) The Column Group, LP, a Delaware limited partnership (“TCG LP”), (ii) The Column Group GP, LP, a Delaware limited partnership (“TCG GP”), (iii) Ponoi Capital, LP, a Delaware limited partnership (“Ponoi LP”), (iv) Ponoi Management, LLC, a Delaware limited liability company (“Ponoi LLC”), (v) Ponoi Capital II, LP, a Delaware limited partnership (“Ponoi II LP”), (vi) Ponoi II Management, LLC, a Delaware limited liability company (“Ponoi II LLC”), (vii) The Column Group III, LP, a Delaware limited partnership (“TCG III LP”), (viii) The Column Group III-A, LP, a Delaware limited partnership (“TCG III-A LP”), (ix) The Column Group III GP, LP, a Delaware limited partnership (“TCG III GP”) and (x) Peter Svennilson, David V. Goeddel and Tim Kutzkey (collectively referred to as the “Managing Partners”). Mr. Svennilson and Mr. Goeddel are the Managing Partners of TCG GP, and Mr. Svennilson, Mr. Goeddel and Mr. Kutzkey are the Managing Partners of Ponoi LLC, Ponoi II LLC and TCG III GP. Each of the Managing Partners, TCG LP, TCG GP, Ponoi LP, Ponoi LLC, Ponoi II LP, Ponoi II LLC, TCG III LP, TCG III-A LP and TCG III GP are sometimes hereinafter referred to individually as a “Reporting Person” and, collectively, as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of TCG LP, TCG GP, Ponoi LP, Ponoi LLC, Ponoi II LP, Ponoi II LLC, TCG III LP, TCG III-A LP and TCG III GP, and the business address of each of the Managing Partners, is 1700 Owens Street, Suite 500, San Francisco, California 94158.

Item 2(c).	Citizenship:

See Row 4 of the cover page for each Reporting Person.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

210373106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act ( 15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act ( 15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act ( 15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 ( 15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a) Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person.

(b) Percent of Class:

See Row 11 of the cover page for each Reporting Person.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of the cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of the cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of the cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of the cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2020

THE COLUMN GROUP, LP		THE COLUMN GROUP GP, LP

By:	The Column Group GP, LP

By:	/s/ Peter Svennilson	By:	/s/ Peter Svennilson
Name:	Peter Svennilson	Name:	Peter Svennilson
Title:	Managing Partner	Title:	Managing Partner

PONOI CAPITAL, LP		PONOI MANAGEMENT, LLC

By:	Ponoi Management, LLC

By:	/s/ Peter Svennilson	By:	/s/ Peter Svennilson
Name:	Peter Svennilson	Name:	Peter Svennilson
Title:	Managing Partner	Title:	Managing Partner

PONOI CAPITAL II, LP		PONOI II MANAGEMENT, LLC

By:	Ponoi II Management, LLC

By:	/s/ Peter Svennilson	By:	/s/ Peter Svennilson
Name:	Peter Svennilson	Name:	Peter Svennilson
Title:	Managing Partner	Title:	Managing Partner

THE COLUMN GROUP III, LP		THE COLUMN GROUP III GP, LP

By:	The Column Group III GP, LP

By:	/s/ Peter Svennilson	By:	/s/ Peter Svennilson
Name:	Peter Svennilson	Name:	Peter Svennilson
Title:	Managing Partner	Title:	Managing Partner

THE COLUMN GROUP III-A, LP

		By:	/s/ David V. Goeddel
By:	The Column Group III GP, LP		David V. Goeddel

By:	/s/ Peter Svennilson	By:	/s/ Tim Kutzkey
Name:	Peter Svennilson		Tim Kutzkey
Title:	Managing Partner
		By:	/s/ Peter Svennilson
Peter Svennilson